OLIVE STREET INVESTMENT ADVISERS, LLC

July 1, 2015

Mr. William H. Broderick, Ill Chairman of the Board Bridge Builder Trust
12555 Manchester Road
St. Louis MO 63131

Dear Mr. Broderick:

This letter is to confirm the agreement of Olive Street Investment Advisers, LLC ("Olive Street") with Bridge Builder Trust (the “Trust”) to waive its management fees it is entitled to receive as the investment adviser of each of the series of the Trust listed on Schedule A (each a “Fund” and collectively, the “Funds”), to the extent management fees to be paid to Olive Street exceed the management fees that Olive Street is required to pay each of the Fund's sub-advisers.  This waiver agreement is effective as of the launch date of each applicable Fund and shall continue until at least October 28, 2016, and will continue thereafter for subsequent one year periods unless terminated in accordance with the terms herein.  For the avoidance of doubt, management fees waived pursuant to this agreement are not subject to reimbursement by the Funds. Our agreement to waive management fees may not be terminated by us without the consent of the Board of Trustees of Bridge Builder Trust, which consent will not be unreasonably withheld, except that we may, at our election, terminate this agreement, effective upon the end of the then-current one-year period, by providing Bridge Builder Trust at least ninety (90) days prior written notice of such termination.

Sincerely,

/s/ William E. Fiala
William E. Fiala
Vice President

SCHEDULE A

Series of Bridge Builder Trust
Bridge Builder Core Plus Bond Fund
Bridge Builder Municipal Bond Fund
Bridge Builder International Equity Fund

As of July 1, 2015